FRESHWATER TECHNOLOGIES, INC.
Suite 200
30 Denver Crescent
Toronto, ON M2J 1G8
Canada

January 24, 2011

VIA FAX-202-772-9202

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
USA

Attention:         H. Christopher Owings
Assistant Director

Dear Sirs:

Re:	Freshwater Technologies Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2009 Filed April 15, 2010
Forms 10-Q for Fiscal Quarters Ended March 31, 2010, June 30, 2010 and
September 30, 2010
File No. 000-53871

Thank you for your letter dated December 23, 2010 with respect to your comments on our Form 10-K for the fiscal year ended December 31, 2009 and our Form 10-Qs for the fiscal quarters ended March 3, 2010, June 30, 2010 and September 30, 2010.

Our responses are below.

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 4

1.	“Please discuss the competitive business conditions in your industry, including your competitive position and methods of competition.”

In all future filings of Form 10K, we will amend the disclosure regarding our competitive business conditions, position and methods of competition by providing details as follows, subject to adjustments and updates:

“Environmental Compatibility

The Company represents 3 water treatment suppliers all on a non-exclusive basis and sells water treatment products through distributors and agents.

The most significant competitive business condition in both the drinking water and scale elimination water treatment industry sectors in which the Company operates is the ever increasing degree of environmental protection requirements imposed on suppliers of water treatment products. Growing public and governmental concerns over the introduction of potentially harmful materials into surface and groundwater supplies has resulted in increasingly stringent product performance requirements and methods of treatment for both drinking water and industrial/commercial water treatment applications.

The US Office of Technology Policy has clearly identified the fact that water treatment products must match and comply with emerging environmental regulations.

Drinking Water Equipment Competition

Ultra Violet water treatment is a widely accepted chemical free disinfection system which effecvtively destroys microbial contaminants without adding any harmful substances to water supplies eliminating the possibility of any harmful by products created during the disinfection process. Viqua, Freshwater’s UV supplier, is a major international supplier of a wide range of ultra violet drinking water products.  Viqua UV disinfection systems clearly are competitive and effectively meet the critical business condition of environmentally compatible treatment processes.

Other drinking water technologies include chlorine based technology,, which faces increased regulatory scrutiny due to its use of harsh chemicals and various filtration methods including reverse osmosis which are also chemical free. Buying decisions are based on price competitiveness as well as established distribution capabilities to provide local sales and service capabilities.

We also represent Ozocan Ltd., an international designer of ozone drinking water treatment systems with installations around the world. Like ultra violet disinfection, ozone is a chemical free disinfection system that is 52% stronger than chlorine and has been shown to be effective over a much wider spectrum of microorganisms than chlorine and other disinfectant agents. Ozone, unlike other chemically-based disinfectants, leaves no chemical residue in water courses and kills microorganisms through oxidizing their cell membranes efficiently and in a relatively short time period. Ozocan provides both customized as well as standardized production models and provides both installation and servicing of its treatment systems with performance requirement specifically tailored to the overall regulatory and water supply conditions for each application. Ozocan is able to compete internationally both on environmental safety, price and specific performance treatment for each specific installation site.

Non-Drinking Water Products Competition

Freshwater’s  major competitive product is the FW Aqua Transformer, a non chemical treatment using water activation to eliminate the accumulation of scale, rust and corrosion, caused by minerals found in most water supplies, in heating and cooling systems found in a wide range of industrial, commercial and institutional applications. FW Aqua Transformers operate by the introduction of water through a stainless steel cylinder containing highly hardened ceramic balls. The action of the water agitates the ceramic balls producing several forms of electricity which work to reduce and eliminate the encrustations formed in heating and cooling systems. FW Aqua Transformers are replacing the use of harsh chemicals which traditionally have been used to reduce encrustations only to have new formations which have to once again be treated with harsh chemicals, the residue of which find their way into water supplies. FW Aqua Transformers change the physical properties of treated water by reducing the size of water molecules and surface tension of the water with no chemical changes to the water. Competitors in the heating and cooling water treatment sectors include chemical treatment methods which are effective but discharge dangerous chemicals to water supplies on a regular basis.There are also several  magnetic based treatment technologies which are chemical free but which are generally more expensive both in terms of the equipment itself and the cost of electrical power too operate the magnetized units.FW water activation is, to the best of our knowledge, the only commercially available water treatment technology that use the flow of water over hardened ceramic beads to create electrical forces that remove and eliminate rust, scale and corrosion in heating and cooling systems. Equipment payback is often in less than two years and the product carries a ten year manufacturer’s guarantee whereas chemical treatment and magnetic technologies have ongoing costs for either chemicals or electrical consumption.

All three of our water treatment systems effectively meet the important environmental compatibility business condition governing world wide water treatment business. Viqua, Ozocan and FW Aqua Transformers are all chemical free systems that introduce no harmful contaminants into water courses and meet international regulations for water treatment and permit us to compete in international water treatment markets providing products that provide effective treatment solutions in an environmentally friendly manner.

Price Competitiveness

The water treatment industry is characterized by a large number of both large and smaller suppliers with consumer decisions often based as much on price as well as performance. Systems supplied to industrial, commercial and industrial customers do dwell more heavily on detailed technical requirements with price still being a factor but not as dominant as in the case of individual consumers.

Drinking Water Systems

Given the large number of competing technologies such as chlorine, ultra violet, ozonation, reverse osmosis and various filtration methods and the many individual suppliers, price competiveness is an important customer criterion. Both Viqua and Ozocan offer products that are competitive with similar competing technologies and success is determined by how well we provide customers with convincing benefits that meet customer performance expectations and price parameters.

Industrial Commercial Systems

FW Aqua Transformers successfully compete with traditional purveyors of chemical treatment for removal of scale, rust and corrosion in heating and cooling applications. We offer a ten-year manufacturer’s guarantee and minimal maintenance. Chemical competitors have to continually provide chemicals over the same ten-year period whereas FW Aqua Transformers often can result in full payback in less than two years. Furthermore, our solution reduces energy consumption; another cost savings for Freshwater customers that allow for significant pricing benefits to be offered by us.

In regards to the crucial issue of being price competitive, we are able to effectively compete in the highly competitive drinking water market and may have a pricing advantage over chemical-based competitors in the industrial/commercial marketplace once comparisons of the ten-year cost of chemical treatments are made with the ten-year manufacturers’ guarantee.

After Sales Service

Given the importance of both safe drinking water and efficient heating and cooling systems, customers are concerned that their water treatment suppliers are readily available to provide advice, replacement parts, trouble shooting and regular maintenance. Service responsiveness is a critical competitive business condition especially given the detailed technical considerations involved in many water treatment installations.

Suppliers of water treatment solutions who are readily accessible to their customer base are in a better position to provide the kind of service responsiveness that customers are seeking.

When a customer proposal is prepared, we try to incorporate a service-related element in its pricing strategy, especially for larger, more complex industrial, commercial and institutional customers. Our distribution network concentrates on serving customers in their immediate geographical areas and is readily available to respond to any customer concerns. If there are detailed technical matters involved, we consult with each of our three equipment suppliers to obtain the advice and solutions required for its potential, as well as existing, customers. Our local sales and technical consultants who deal with our larger, more complex installations make regular visits to monitor operations and ongoing contact to support our customers.

Ongoing Research and Development Activities

In order to compete with the large number of players in the water treatment industry, water treatment suppliers cannot afford to stand still in terms of product design and performance enhancements. Given the increasing regulation over more and more contaminants and higher performance expectations required both by regulatory agencies and individual customers, industry players must be able to devote sufficient resources to keep abreast of regulatory requirements, general advancements in water treatment technology and what they can learn from the operational concerns of their own customers.

We are fortunate in that all three of our equipment suppliers devote significant resources and efforts to upgrade performance of their respective product lines. This may involve consultation with university and technical institutions, access to the significant body of scientific and technical information, technical personnel attached to regulatory and governmental agencies as well as a company’s reliance on its own sales and technical personnel who have regular contact with customer issues and concerns.

Our corporate personnel maintain close contact with its distribution network and personnel to review and provide ongoing technical and product information and solutions.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations for the Years Ended December 31, 2009 and December 31, 2008

2.
”Please discuss the factors that caused the changes to the financial statement line items discussed in this section. For example, please discuss whether the increase in sales revenue was due to increases in price or increases in volume.”

In our future filings of Forms 10K and 10-Q, we will discuss the causes of material changes from period-to-period in financial statement line items to the extent necessary to an understanding of our businesses as a whole, as required in Release No. 33-6835 (May 18, 1989).  Specifically, as requested in your comment, we will clarify the disclosure regarding our financial statement line items as to whether the increase in sales revenue was due to price or volume increases.  For example, in our 10-K for the fiscal year ended December 31, 2009, we should have written the following:

The sales increase from $1,626 to $15,159 was due to an increase in sales volume.

Controls and Procedures, Page 29

Evaluation of Disclosure Controls and Procedures, page29

3.
“We note your statement in the second paragraph that “(a) controls system cannot provide absolute assurance…that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.” If true, please confirm to us and revise to indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures are made at such reasonable assurance level.”

We will, in all future filings of our Forms 10K, amend the disclosure with the following:

“We have no external evaluations, however, our company conducts management internal reviews annually.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and the conclusions of our principal executive officer and principal financial officer regarding the effectiveness of our disclosure controls and procedures are made at the reasonable assurance level.”

Management’s Annual Report on Internal Control over Financial reporting, page 29

4.
“You define internal control over financial reporting in the first paragraph, second sentence. Please revise to state that internal control over financial reporting includes the policies and procedures set forth in Exchange Act Rule 13a-15(f)(1)-(3).”

We will, in all future filings of our Forms 10K, amend the disclosure with the following:

“Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f)(1)-(3) under the Securities Exchange Act of 1934, as amended).”

Certain Relationships and Related Transactions and Director Independence, page 37

5.
“Please provide the disclosure required by Item 404(a)(5) of Regulation S-K with respect to the loans from Max Weissengruber and D. Brian Robertson to you for each of your last two fiscal years. See Instruction 2 to Item 404(d) of Regulation S-K.”

In future filings we will include the information required by Instruction 2 to Item 404(d) of Regulation S-K.  For example, in our Form 10-K for the year ended December 31, 2009, we should have included the following information:

For year ended December 31, 2009
Name	largest aggregate amount of principal outstanding	amount thereof outstanding as of the latest practicable date(1)	amount of principal paid during the periods	rate or amount of interest payable
Max Weissengruber	$234,907	$30,187	Note 1	51/4% imputed interest
D. Brian Robertson	$108,681	$77,116	Note 1	51/4% imputed interest

(1)The Company entered into a debt settlement and subscription agreement, whereby the Company issued 25,000,000 shares of Class A common stock at a fair value of $0.015 per share in consideration of the settlement of $375,000 owing to Max Weissengruber and D. Brian Robertson.

Principal Accounting Fees and Services, page 38

Audit Fees, page 38

6.	“Please separately disclose the amount of “audit fees” and “audit-related fees” billed by your independent registered public accounting firm. See Item 14(1) and Item 14(2) of Form 10-K.”

We have now itemized the audit fees and audit-related fees under separate columns as follows:

	2009	2008
Audit fees	$29,250	$22,000
Audit-related fees	$1,500	None

The 2009 audit-related fees covered the Public accounting firm’s consent to include their audit report on our 2009 financial statements which are incorporated in our Form S-8 Registration Statement filing.

We will, in all future filings of our Forms 10K, itemize the audit fees and audit-related fees under separate columns.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

7.	“Please comply with Comment 3, as it applies to your Form 10-Q for fiscal quarter ended March 31, 2010.”

We will, in all future filings of our Forms 10Q, amend the disclosure with the following:

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and the conclusions of our principal executive officer and principal financial officer regarding the effectiveness of our disclosure controls and procedures are made at the reasonable assurance level.

8.
“We note that you granted shares of your common stock, in exchange for services rendered, pursuant to consulting agreements with Michael Borrelli (dated January 11, 2010), Nand Shankar(dated February 22, 2010), Marina Ricci (dated February 22, 2010) and Graham Linttell (June 7, 2010). Such grants are sales of your securities that must be registered under the Securities Act or fall under an exemption from registration. If you believe that such grants fall under an exemption from registration, then please provide to us the information required by Item 701 of Regulation S-K for each grant. We note that the disclosure required by Item 701 of Regulation S-K must be provided under Form 8-K, Item 3.02; Form 10-Q.Part II, Item 2; or Form 10-K,Part II, Item 5. Please report future grants of your common stock that fall under an exemption from registration pursuant to the aforementioned forms or items. Alternatively, please register future grants of your common stock.”

The shares issued to our consultants for services rendered were issued under our 2010 Stock Plan which was registered on our Form S-8 filed on January 26, 2010. On October 27, 2010, we filed a Form 8-K detailing the shares issued to each consultant under our Stock Plan with each of their consulting contracts exhibited thereto.  In the future, we will indicate clearly in our Form 8-Ks when the shares have been issued under our Form S-8.

We also will file Form 8-Ks for unregistered sales of equity securities as required pursuant to Form 8-K and provide the appropriate disclosure as required pursuant to paragraphs (a) and (c) through (e) of Item 701 of Regulation S-K.  We will put procedures into place to file our Form 8-Ks within the times for filing the reports prescribed in Section B(1) of the General Instructions to the Form 8-K.

Exhibits 31.1 and 31.2

9.
“The certifications required by Exchange Act Rule 13a-14(b) should conform to the form set forth in Item 601(b)(31)(i) of Regulation S-K. We note that you have deleted the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d). Please revise to include such phrase.”

We will, in all future filings of our Forms 10Q, amend the disclosure in our certifications to include the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).

Form 10-Q for Fiscal Quarter Ended June 30, 2010

10.	“Please comply with comments 3 and 9 as they apply to your Form 10-Q for fiscal quarter ended June 30, 2010.”

We will, in all future filings of our Forms 10Q, comply with comments 3 and 9.  The disclosure that will be provided pursuant to comment #3 is noted above in response #7 and the disclosure that will be provided pursuant to #9 is the same as stated above in response #9.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

11.	“Please comply with comments 3 and 9 as they apply to your Form 10-Q for fiscal quarter ended September 30, 2010.”

We will, in all future filings of our Forms 10Q, comply with comments 3 and 9.  The disclosure that will be provided pursuant to comment #3 is noted above in response #7 and the disclosure that will be provided pursuant to #9 is the same as stated above in response #9.

We confirm that we will comply with the comments in all future filings, where applicable.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We look forward to any further comments you may have with respect to our response above.  Should you have any questions, please do not hesitate to contact me directly at (416) 490-0254.

Yours truly,

FRESHWATER TECHNOLOGIES, INC.

Per: /s/ Max Weissengruber
       Max Weissengruber
       President & CEO

cc:  Charles Lee, SEC Staff Lawyer
       Kari Richardson, Bacchus Law Corporation